Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 17, 2008

STATOILHYDRO ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on March 17, 2008, entitled "StatoilHydro’s share saving plan allocates shares".

StatoilHydro’s share saving plan allocates shares

The shares purchased by DnB NOR on behalf of StatoilHydro(OSE:STL, NYSE:STO) on 14 March 2008 for use in the group’s share saving plan have on 17 March 2008 been distributed to the employees in accordance with their savings amount .

Following this, the share saving plan has 2 244 858 shares.

STATOILHYDRO ASA (Registrant)
Dated: March 17, 2008	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer